Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, May 13, 2024

FAIRFAX ANNOUNCES PURCHASE OF 275,000 SUBORDINATE VOTING SHARES FOR CANCELLATION FROM CHAIRMAN AND CEO, PREM WATSA

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has repurchased 275,000 subordinate voting shares (the “Purchased Shares”) for cancellation from its Chairman and Chief Executive Officer, Prem Watsa. The Purchased Shares are being repurchased by Fairfax at price of C$1,512.89 (the “Purchase Price”), or US$1,106.48, per share at an aggregate cost of approximately US$304.3 million. The Purchased Shares were acquired pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws, and as required by the applicable exemption, the Purchase Price does not exceed the simple average closing price of the subordinate voting shares on the Toronto Stock Exchange (the “TSX”) for the 20 trading days immediately preceding the date of acquisition. The Purchase Price represents a discount of approximately 3.7% to the closing price of the subordinate voting shares on the TSX on May 10, 2024.

The transaction was reviewed and unanimously approved by the independent directors of Fairfax. Management of Fairfax believes that the repurchase of the Purchased Shares is accretive to all shareholders of Fairfax as the trading price of the subordinate voting shares on the TSX does not reflect the underlying value of the subordinate voting shares.

As of the date hereof, pursuant to its existing normal course issuer bid and not including the Purchased Shares, Fairfax has repurchased for cancellation 354,761 subordinate voting shares in 2024 at an aggregate cost of US$383.8 million, and Fairfax expects to continue to repurchase shares for cancellation under its normal course issuer bid for as long as it continues to believe that the trading price for its subordinate voting shares does not properly reflect the intrinsic value of those shares.

“As previously announced in 2020, I purchased in the market an additional 482,600 subordinate voting shares of Fairfax at a price of US$308 per share, or approximately US$150 million in total. At the time, I believed, and I said publicly, that the trading price for Fairfax shares was ridiculously cheap and very significantly below intrinsic value, and I was acquiring these shares as an investment. Even though I believe our shares continue to trade well below intrinsic value, I decided to sell a portion of the shares I acquired in 2020, representing only a small portion of my total holdings of Fairfax, for estate planning reasons. As a controlling shareholder, my salary has been fixed at C$600,000, and I have never had a cash bonus nor received any shares as compensation for decades. I continue to control the 1,548,000 outstanding multiple voting shares and 519,828 subordinate voting shares of Fairfax, representing greater than 90% of my net worth, and I am not contemplating further sales. As I have said many times, Fairfax is not for sale, and I am confident that our future is very bright. As always, the best is yet to come,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

The transaction constitutes a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), as Prem Watsa is an insider of Fairfax. Fairfax is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101 as the fair market value of the transaction is not more than 25% of Fairfax’s market capitalization.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:            John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; tax risks associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default, and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.